NEWS

Sequans Communications
Preliminary Third Quarter 2025 Financial Results

PARIS - November 4, 2025 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a pioneer in Bitcoin treasury and a leading provider of 5G/4G cellular IoT semiconductor solutions, today announced preliminary financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Summary Preliminary Results Table (*):

(in US$ millions, except share and per share data)	Q3 2025 (1)	Q2 2025 (1)	Q3 2024
Revenue	$4.3	$8.1	$10.1
Gross profit	$1.8	$5.2	$8.3
Gross margin (%)	40.9%	64.4%	82.5%
Operating income (loss)	($20.4)	($8.7)	$87.3
Net profit (loss)	($6.7)	($9.1)	$72.6
Diluted income (loss) per ADS	($0.48)	($3.59)	$26.25
Non-IFRS diluted income (loss) per ADS (2)	($0.79)	($3.20)	$29.21
Weighted average number of diluted ADS (IFRS)	13,933,963	2,540,605	2,489,176
Weighted average number of diluted ADS (Non-IFRS)	13,933,963	2,540,605	2,767,574
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price
(2) See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3.
(*) Bitcoin KPIs are presented on the website and are updated with public information on an ongoing basis: https://sequans.com/bitcoin-treasury

“Sequans has taken a proactive and disciplined approach to managing its balance sheet and reducing half of its debt by opportunistically leveraging a portion of its Bitcoin holdings,” said Dr. Georges Karam, CEO of Sequans. “This initiative has enhanced our financial flexibility, meaningfully reduced our debt-to-NAV ratio, and boosted our ability to execute our buyback program, while still preserving long-term Bitcoin treasury optionality. We remain fully committed to our Bitcoin treasury strategy, which we continue to believe will deliver meaningful long-term value for our shareholders.”

Mr. Karam continued, “At the same time, our IoT product business has continued to strengthen. We are pleased that our three-year revenue design win pipeline has increased to $300m in the third quarter, and we remain on track to enter 2026 with over 45% of the related projects in mass production. We also expect the business to ramp in the fourth quarter as it is getting better visibility into 2026. With a solid balance sheet, expected growth in IoT business, and a commitment to Bitcoin treasury, we believe Sequans is well positioned to deliver sustainable growth and enhance shareholder value over the long term.”

Third Quarter 2025 Financial Summary:

Revenue: Revenue was $4.3 million, a decrease of 47.3% compared to the second quarter of 2025 and a decrease of 57.5% compared to the third quarter of 2024. In both prior periods, revenue included significant license and services revenue from Qualcomm related to the 2024 sale and license of intellectual property.

Gross margin: Gross margin was 40.9% compared to 64.4% in the second quarter of 2025 and 82.5% in the third quarter of 2024, reflecting the lower amount of high margin license revenue in the third quarter of 2025 compared with both prior periods.

Operating profit (loss): Operating loss was $20.4 million compared to operating loss of $8.7 million in the second quarter of 2025 and operating profit of $87.3 million in the third quarter of 2024. The operating loss in the third quarter of 2025 included an $8.2 million unrealized loss on impairment of the value of our Bitcoin investment, which was marked to market. The operating profit in the third quarter of 2024 reflects the gain on sale of intellectual property to Qualcomm of $153.1 million partially offset by a $56.6 million impairment loss related to previously capitalized research and development costs. No research and development costs were capitalized in 2025.

Net loss: Net loss was $6.7 million, or ($0.48) per diluted ADS, compared to net loss of $9.1 million, or ($3.59) per diluted ADS, in the second quarter of 2025 and net profit of $72.6 million, or $26.25 per diluted ADS, in the third quarter of 2024. Net loss in the third quarter of 2025 included a non-cash $20.6 million gain on the change in value of the embedded derivative related to convertible debt issued in July 2025 and included net interest expense of $6.9 million that was also primarily non-cash and related to the IFRS accounting for the convertible debt issued in July.

Sequans reports preliminary third quarter 2025 financial results

Non-IFRS loss: Excluding non-cash impairment of digital assets, non-cash stock-based compensation, the non-cash impact of the fair-value and effective interest adjustments related to the convertible debt and associated embedded derivatives and other financings, non-IFRS net loss was $11.0 million, or ($0.79) per diluted ADS, in the third quarter of 2025 compared to non-IFRS net loss of $8.1 million, or ($3.20) per diluted ADS in the second quarter of 2025, and non-IFRS net profit of $80.8 million, or $29.21 per diluted ADS, in the third quarter of 2024.

Cash: Cash and cash equivalents at September 30, 2025 totaled $13.4 million compared to $41.6 million at June 30, 2025. This does not include the $10 million final payment from the 2024 Qualcomm transaction that was released from escrow in October 2025.

Digital assets: At September 30, 2025, the Company held 3,234 Bitcoin with a market value of $365.6 million, all of which was pledged as security for the $189 million of convertible debt issued in July 2025. Following the recently announced amendment of the debt agreement, 1,617 Bitcoin are being released from the pledge in order to repay half of the debt and to reinforce the previously announced ADS repurchase program. The Company has sold 970 of the released Bitcoin as of today and holds a total of 2,264 Bitcoin.

Conference Call Details

Date: Tuesday, November 4, 2025
Time: 8:00 a.m. ET / 14:00 CET

The live webcast will be available on the Sequans Investor Relations website at https://sequans.com/investor-relations/investor-materials/.

To participate via telephone, please register in advance using this link: https://register-conf.media-server.com/register/BIc0264ac506fc4ae09bd78844e6d8f586. Upon registration, participants will receive a confirmation email detailing how to join the conference call, including the dial-in number and a unique registrant ID.

Those who wish to join the live webcast can access it here: https://edge.media-server.com/mmc/p/rfdt2cm6/

The company suggests participants for both the conference call and those listening via the web dial in or sign on at least 15 minutes in advance of the call.

For those unable to participate in the live event, a replay will be available on the company's website after 9:00 a.m. ET.

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Sequans, bitcoin treasury and business strategy for the remainder of 2025 and beyond. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” "committed to", “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, our ability to successfully implement our Bitcoin treasury strategy and potential adverse reactions or changes to business relationships resulting from the implementation of the Bitcoin treasury initiative. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2024, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. Due to such

Sequans reports preliminary third quarter 2025 financial results uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash impairment of digital assets, non-cash stock-based compensation and the non-cash impacts of convertible debt extensions, and effective interest adjustments related to the convertible debt with embedded derivatives and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading fabless semiconductor company specializing in wireless 4G/5G cellular technology for the Internet of Things (IoT) as well as a pioneer in Bitcoin Treasury. Sequans views Bitcoin as a long-term investment and intends to strategically accumulate it as its primary treasury reserve asset. The company’s approach involves acquiring and holding Bitcoin using net proceeds from equity and debt issuances — executed from time to time based on market conditions — as well as cash generated from operations and intellectual property monetization.

Sequans’ engineers design and develop innovative, secure, and scalable technologies that power the next generation of AI-connected applications - including secured payment, smart mobility and logistics, smart cities, industrial, e-health, and smart homes. Sequans offers a comprehensive portfolio of 4G/5G solutions, including LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms, all purpose-built for IoT and delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. The company also provides advanced design services and technology licensing. Sequans management believes the combination of a strategic Bitcoin reserve and deep focus on semiconductor innovation positions the company for long-term value creation.

Founded in 2003, Sequans is headquartered in France and operates globally, with offices in the United States, United Kingdom, Switzerland, Israel, Finland, Taiwan, and China.

Visit Sequans at sequans.com and follow us on LinkedIn and X.

Sequans investor relations: David Hanover/Rob Kelly, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com

Condensed financial tables follow

Sequans reports preliminary third quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30, 2025 (1)	June 30, 2025 (1)	Sept 30, 2024

Revenue	4,289	8,142	10,080
Cost of revenue	(2,534)	(2,900)	(1,767)
Gross profit	1,755	5,242	8,313
Operating income (expenses) :
Gain on sale of 4G intangible and tangible assets, net	—	—	153,129
Research and development expense	(7,994)	(8,779)	(8,603)
Sales and marketing expense	(2,121)	(2,176)	(3,359)
General and administrative expense	(3,850)	(3,019)	(5,512)
Impairment of digital assets	(8,230)	—	—
Impairment of 5G broadband platform intangible and tangible assets	—	—	(56,633)

Total operating income (expenses)	(22,195)	(13,974)	79,022
Operating profit (loss)	(20,440)	(8,732)	87,335
Financial income (expense):
Interest income (expense), net	(6,862)	250	(9,294)
Change in fair value of convertible debt derivative	20,600	—	—
Foreign exchange gain (loss)	230	(476)	(714)
Profit (Loss) before income taxes	(6,472)	(8,958)	77,327
Income tax expense	(178)	(154)	(4,682)
Profit (Loss)	$(6,650)	$(9,112)	$72,645
Attributable to:
Shareholders of the parent	(6,650)	(9,112)	72,645
Minority interests	—	—	—
Basic income (loss) per ADS	($0.48)	($3.59)	$29.18
Diluted income (loss) per ADS	($0.48)	($3.59)	$26.25
Weighted average number of ADS used for computing:
— Basic (2)	13,933,963	2,540,605	2,489,176
— Diluted (2)	13,933,963	2,540,605	2,767,574
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price.
(2) Reflects the change in ADS to ordinary share ratio effective September 17, 2025

Sequans reports preliminary third quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30,
(in thousands of US$, except share and per share amounts)	2025 (1)	2024

Revenue	20,485	25,782
Cost of revenue	(8,297)	(5,487)
Gross profit	12,188	20,295
Operating income (expenses) :
Gain on sale of 4G intangible and tangible assets, net	—	153,129
Research and development expense	(24,000)	(21,005)
Sales and marketing expense	(6,634)	(9,362)
General and administrative expense	(9,320)	(11,330)
Impairment of digital assets	(8,230)	—
Impairment of 5G broadband platform intangible and tangible assets	—	(56,633)

Total operating income (expenses)	(48,184)	54,799
Operating profit (loss)	(35,996)	75,094
Financial income (expense):
Interest income (expense), net	(6,244)	(23,418)
Change in fair value of convertible debt derivative	20,600	3
Debt amendment	—	13,952
Foreign exchange gain (loss)	(763)	(360)
Profit (Loss) before income taxes	(22,403)	65,271
Income tax expense	(613)	(4,995)
Profit (Loss)	$(23,016)	$60,276
Attributable to:
Shareholders of the parent	(23,016)	60,276
Minority interests	—	—
Basic income (loss) per ADS	($3.62)	$24.34
Diluted income (loss) per ADS	($3.62)	$21.80
Weighted average number of ADS used for computing:
— Basic (2)	6,364,302	2,476,844
— Diluted (2)	6,364,302	2,764,837
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price.
(2) Reflects the change in ADS to ordinary share ratio effective September 17, 2025

Sequans reports preliminary third quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At Dec 31,
(in thousands of US$)	2025 (1)	2024
ASSETS
Non-current assets
Property, plant and equipment	$8,017	$4,308
Intangible assets	14,070	5,641
Digital assets	365,610	—
Deposits and other receivables	3,696	3,246
Other non-current financial assets	398	353
Total non-current assets	391,791	13,548
Current assets
Inventories	4,166	2,874
Trade receivables	1,437	4,809
Contract assets	186	122
Prepaid expenses	1,861	1,410
Other receivables	13,637	17,492
Research tax credit receivable	5,263	4,184
Short-term deposits	—	53,000
Cash and cash equivalents	13,430	9,093
Total current assets	39,980	92,984
Total assets	$431,771	$106,532
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 1,559,214,982 shares authorized, issued and outstanding at September 30, 2025 (251,408,922 shares at December 31, 2024)	$18,303	$2,934
Share premium	182,224	14,512
Other capital reserves	83,359	74,504
Accumulated deficit	(58,811)	(35,795)
Other components of equity	649	(796)
Total equity	225,724	55,359
Non-current liabilities
Government loan	—	616
Government research financing	3,919	5,669
Convertible debt	106,086	—
Convertible debt - Embedded derivative	46,400	—
Lease liabilities	2,013	333
Trade payables and other non-current liabilities	1,692	—
Provisions	2,160	1,400
Deferred tax liabilities	186	173
Contract liabilities	2,390	809
Total non-current liabilities	164,846	9,000
Current liabilities
Trade payables	13,826	6,106
Interest-bearing receivables financing	—	3,742
Lease liabilities	795	1,439
Government loan	1,452	1,802
Government research financing	3,474	4,062
Contract liabilities	4,899	11,021
Income tax liabilities - Parent	3,121	2,827
Other current liabilities and provisions	13,634	11,174
Total current liabilities	41,201	42,173
Total equity and liabilities	$431,771	$106,532
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price.

Sequans reports preliminary third quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine months ended Sept 30,
(in thousands of US$)	2025 (1)	2024
Operating activities
Loss before income taxes	$(22,403)	$65,271
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,474	2,736
Amortization and impairment of intangible assets	3,350	60,415
Impairment of digital assets	8,230	—
Share-based payment expense	2,655	3,646
Decrease in provision	(12)	(578)
Interest expense, net	6,244	23,418
Change in the fair value of convertible debt embedded derivative	(20,600)	(3)
Convertible debt amendment	—	(13,952)
Foreign exchange loss (gain)	(786)	137
Loss (gain) on disposal of intangible and tangible assets	12	(157,601)
Working capital adjustments
Decrease in trade receivables and other receivables	3,738	4,715
Decrease (increase) in inventories	(1,379)	2,188
Increase in research tax credit receivable	(1,593)	(1,932)
Increase in trade payables and other liabilities	1,828	6,579
Increase (Decrease) in contract liabilities	(4,541)	10,967
Increase in government grant advances	1,385	2,942
Income tax paid	(569)	(497)
Net cash flow from (used in) operating activities	(21,967)	8,451
Investing activities
Purchase of intangible assets and property, plant and equipment	(5,209)	(1,438)
Purchase of digital assets	(373,840)	—
Capitalized development expenditures	—	(16,428)
Proceeds from sale of intangible assets	—	165,391
Investment in ACP Advanced Circuit Pursuit, net of cash acquired	(2,816)	—
Sale (Purchase) of financial assets	367	(205)
Decrease of short-term deposit	53,000	—
Interest received	1,325	121
Net cash flow from (used in) investing activities	(327,173)	147,441
Financing activities
Private equity offering proceeds, net of transaction costs paid	185,246	—
Proceeds from convertible debt, net of transaction costs paid	174,461	—
Proceeds (repayment of) from interest-bearing receivables financing	(3,742)	(285)
Proceeds from related party loans	—	14,000
Proceeds from interest-bearing research project financing	1,129	934
Payment of lease liabilities	(1,167)	(1,134)
Repayment of government loans	(1,041)	(680)
Repayment of loans	(420)	—
Repayment of interest-bearing research project financing	(422)	(266)
Interest paid	(705)	(591)
Net cash flows from (used in) financing activities	353,339	11,978
Net increase (decrease) in cash and cash equivalents	4,199	167,870
Net foreign exchange difference	138	8
Cash and cash equivalents at January 1	9,093	5,705
Cash and cash equivalents at end of the period	13,430	173,583
(1) Final results are subject to finalization of the allocation of the ACP acquisition purchase price.

Sequans reports preliminary third quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Sept 30, 2025 (3)	June 30, 2025	Sept 30, 2024
IFRS profit (loss) as reported	$(6,650)	$(9,112)	$72,645
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	762	879	682
Non-cash impairment of digital assets	8,230	—	—
Non-cash change in the fair value of convertible debt embedded derivative	(20,600)	—	—
Non-cash interest on convertible debt and other financing (2)	7,216	108	7,510
Non-IFRS profit (loss) adjusted	$(11,042)	$(8,125)	$80,837
IFRS basic profit (loss) per ADS as reported	($0.48)	($3.59)	$29.18
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.05	$0.35	$0.27
Non-cash impairment of digital assets	$0.59	$0.00	$0.00
Non-cash change in the fair value of convertible debt embedded derivative	($1.48)	$0.00	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.52	$0.04	$3.03
Non-IFRS basic profit (loss) per ADS	($0.79)	($3.20)	$32.48
IFRS diluted profit (loss) per ADS	($0.48)	($3.59)	$26.25
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.05	$0.35	$0.25
Non-cash impairment of digital assets	$0.59	$0.00	$0.00
Non-cash change in the fair value of convertible debt embedded derivative	($1.48)	$0.00	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.52	$0.04	$2.71
Non-IFRS diluted profit (loss) per ADS	($0.79)	($3.20)	$29.21

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$12	$13	$22
Research and development	166	181	(333)
Sales and marketing	172	191	355
General and administrative	412	494	638
(2) Related to the difference between contractual and effective interest rates
(3) Final results are subject to finalization of the allocation of the ACP acquisition purchase price

Sequans reports preliminary third quarter 2025 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Nine months ended Sept 30,
	2025 (3)	2024
IFRS profit (loss) as reported	$(23,016)	$60,276
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	2,655	3,646
Non-cash impairment of digital assets	8,230	—
Non-cash change in the fair value of convertible debt embedded derivative	(20,600)	(3)
Non-cash interest on convertible debt and other financing (2)	7,568	16,315
Non-cash impact of convertible debt amendment	—	(13,952)
Non-IFRS profit (loss) adjusted	$(25,163)	$66,282
IFRS basic profit (loss) per ADS as reported	($3.62)	$24.34
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.42	$1.47
Non-cash impairment of digital assets	$1.29	$0.00
Non-cash change in the fair value of convertible debt embedded derivative	($3.24)	$0.00
Non-cash interest on convertible debt and other financing (2)	$1.19	$6.58
Non-cash impact of convertible debt amendment	$0.00	($5.63)
Non-IFRS basic profit (loss) per ADS	($3.95)	$26.76
IFRS diluted profit (loss) per ADS	($3.62)	$21.80
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.42	$1.32
Non-cash impairment of digital assets	$1.29	$0.00
Non-cash change in the fair value of convertible debt embedded derivative	($3.24)	$0.00
Non-cash interest on convertible debt and other financing (2)	$1.19	$5.90
Non-cash impact of convertible debt amendment	$0.00	($5.05)
Non-IFRS diluted profit (loss) per ADS	($3.95)	$23.97

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$41	$66
Research and development	552	494
Sales and marketing	587	1,033
General and administrative	1,475	2,053
(2) Related to the difference between contractual and effective interest rates
(3) Final results are subject to finalization of the allocation of the ACP acquisition purchase price